Web Presentation
March 1st, 2010

CIBT EDUCATION GROUP INC.
1994 - 2010

Safe Harbor Statement & Disclaimer

This presentation includes statements that may constitute "forward-looking" statements, usually containing the word "believe," "estimate," "project," "expect," "plan," "anticipate" or similar expressions.

Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's product and services in the marketplace, competitive factors, changes in regulatory environments, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

In addition, there is no certainty that certain projections described in this presentation will be achieved according to plan. By making these forward-looking statements, the Company disclaims any obligation to update these statements for revisions or changes after the date of this presentation.

This presentation is not for public distribution therefore must be treated as Private and Confidential and intended for designated recipients only .

Global Vision

To export Western accredited degrees and career oriented programs to China and neighboring countries

To import international students to study at our North American campuses


China
Canada

Vision: To become a global education player with Canada as our base, China as our hub, and expand across Asia

Summary Profile

Head Office	Vancouver, Canada
Industry Sector	Education and Consumer Services
Market Demographic	International
NYSE Amex & TSXV symbol	MBA
Five Year Growth	$4.2M (A2009) ~ $43.5M (A2009)
Market Price (Closed price as of 2/26/2010)	$0.78
52 Weeks High / Low	$0.87 / $0.44
Employees (full and part-time)	680 employees worldwide
Business Presence	60+ locations in 18 countries
Student Population	over 13,000
Auditor	Deloitte & Touché LLP
Investment Bankers	Maxim Group New York Barrington Research Associates, Chicago BMO Capital Markets, New York

Value Proposition & Competitive Advantage

- 16 years operating in China, 107 years in Canada
- Strong recognized local brands & physical presence in China and Canada
- Started from the top down since 1994 at the Graduate Degree level and expanded downward to ESL programs
- Fully integrated infrastructure providing upgrade path from English training → Career Diploma programs → College Preparation → College Degree → Bachelor Degree → Master Degree
- Western and Chinese accreditations, Canadian school delivering western education to Asia
- Localized content, overseas study opportunity leading to work permit or immigration to Canada
- International internship at countries where CIBT, Sprott-Shaw or KGIC has a presence
- Job placement into multinational companies operating in Asia
- Ability to transfer earned credits to public school systems in Canada

Global Presence in 18 countries


Canada
U.S.A
Mexico
Jamaica
Brazil
U.K
Netherland
Switzerland
Spain
Jordan
India
Vietnam
China
Korea
Japan
Taiwan
Philippines
Australia
Corporate locations
Joint programs with local university and colleges
Exclusive licensing with local partner

CIBT Education Group

Business School	Automotive Maintenance	Career College & Degree College	Hotel Management School	Language School
	Exclusive Partner China		Exclusive Partner China, Philippines	

- Five principal brands with strong presence in Asia and North America
- One of the earliest foreign, private business & career schools in China
- The oldest and one of the largest private colleges in Canada with 107 years of history
- The largest private Licensed Practical Nurse trainer in Canada
- Ranked Top 5 TSX Venture Exchange listed company under business services

"Canada's Fastest Growing Companies"
"Top 100 Public Companies in BC"
Profit Magazine & Business in Vancouver Newspaper


SPECIAL ISSUE
ULTIMATE GROWTH GUIDE
PROFIT
21st ANNUAL RANKING
100
Canada's
Fastest-Growing
Companies
PROVEN STRATEGIES FOR BUSINESS SUCCESS
Complete rankings • Industry growth rates • Regional leaders
Their best management practices • Recession-fighting ideas
SUCCESS STORIES » Landing big clients • Raising capital
Launching new products • Strategic diversification
BONUS POSTER: The greatest advice of Canada's growth leaders
How Canada's No. 1 company grew by
8,741%


BIV TOP 100
PUBLIC & PRIVATE
COMPANIES
SPECIAL EDITION
KPMG
CLARK WILSON LLP
BC's Law Firm for Business
CGA
Certified General Accountants Association of British Columbia
EVENT ASSOCIATE: ROGERS

"Canadian Success Story"

Asia Pacific Foundation, Canada



News Release

FOR IMMEDIATE RELEASE
October 10, 2007

More Canadian companies are successfully competing in Asia, says new report

Vancouver, B.C. — A new report released today by the Asia Pacific Foundation of Canada, with support from Western Economic Diversification Canada, demonstrates how Canadian companies are successfully doing business with Asia. The report, *Leading the Way – Canadian Business Strategies in Asia* was announced at S.U.C.C.E.S.S.' Choi Hall by Russ Hiebert, Member of Parliament for South Surrey-White Rock-Cloverdale and Parliamentary Secretary to the Minister of Western Economic Diversification, on behalf of the Honourable Rona Ambrose, President of the Queen's Privy Council for Canada, Minister of Intergovernmental Affairs and Minister of Western Economic Diversification.

"Canada's New Government is proud to support projects that help Canada capitalize on the growing commercial opportunities in the Asia-Pacific region," said Mr. Hiebert. "I hope that the success stories outlined in the report and website launched today will inspire Canadian entrepreneurs to develop innovative strategies targeting Asia in their global market goals."

Leading the Way provides an analysis of 15 Canadian companies with successful business strategies in Asia. The 15 companies range from small- and medium-sized businesses to large enterprises. They represent a small but growing number of Canadian firms that are actively developing new approaches to doing business with Asia.

"The case studies provide examples of Canadian entrepreneurs who are responding to the growing economic importance of Asia. They are making a significant contribution to the broader Asia Pacific Gateway strategy that seeks to build stronger business ties with Asia," said Yuen Pau Woo, President and Co-CEO of the Asia Pacific Foundation of Canada.

For the past 18 months, the Foundation has been conducting research on the Asia Pacific Gateway and completed a series of convening sessions across Canada to understand the impact of Gateway initiatives on supply chains, import and export opportunities, education and cultural exchanges. The results from these sessions and other research publications are available at a new Gateway website that was officially launched today.

Canada



LEADING THE WAY

A research conducted by the Asia Pacific Foundation funded by the Government of Canada in 2008

Full Spectrum of Programs
“Class and Mass”

- MBA Degree
- Bachelor’s Degree
- Associate’s Degree
- Health Care (PN, RCA, ECE)
- Hospitality, Gaming and Hotel Management [a]
- Digital Media & Animation

- Auto and Marine Maintenance
- Construction Management
- College Preparation
- English Teaching Certificate
- Languages
- TESOL
- Trade Skills

Integrated Education Platform with over 160 Business & Career Programs









(a) AHLA-EI exclusive for China, Philippines and first right of refusal for Vietnam and Thailand

Large, Growing Market for Western-Style Education



Burgeoning Middle Class
40%
35%
30%
25%
20%
15%
10%
5%
0%
15%
180MM People
19%
250MM People
40%
580MM People
1999
2003
2020E
(Middle Class as a % of Total Population)



Breakdown of 4-trillion-yuan Stimulus Package
Post-Quake Reconstruction 1,000-bln-yuan; 25%
Public Infrastructure 1,500-bln-yuan; 38%
Technology Advancement 370-bln-yuan; 9%
Sustainable Development 210-bln-yuan; 5%
Educational & Cultural Projects 150-bln-yuan; 4%
Rural Development 370-bln-yuan; 9%
Social Welfare 400-bln-yuan; 10%
US$21 billion

- China has the largest education system in the world
- Growing quickly due to a variety of economic, political, and demographic factors
- Chinese middle class expected to increase to 40% of the total population by 2020
- Ability to pay for more expensive services, including higher education
- Inadequate number of higher educational institutions
- Tremendous demand for western-style educational programs
- Western content, teaching techniques and training
- Adhering to the standards of western countries

Fastest Economic Recovery in the World

- Housing transactions in China reached 3 year high in March 09
- Hang Seng Index recovered 74.43%* since Nov 08
- Shanghai Composite recovered 81.78%* since Nov 08
- Dow Jones recovered 60.33%* since its lowest point in March 2009
- Largest U.S. bond holder in the world
- Largest holder of foreign exchange reserve totaled US$2.399 trillion in Dec. 2009
- Average GDP growth of 10% per year for the past 25 years



- Recipient of world's largest foreign direct investment totaling US$855 billion since foreign investments first entered China
- China became the largest auto market in the world in 2009

* Percentage difference from monthly low to monthly closing average as at February 19, 2010

Presence in China since 1994


北京中加工商学院
CIBT SCHOOL OF BUSINESS
CIBT

Business School in Beijing

Wyotech Automotive School

International College in Weifang

Automotive Maintenance Programs

Placing Graduates with Multinationals since 1994

UNISYS
IBM
Ford
Microsoft
NORTEL NETWORKS
Alcatel·Lucent
MOTOROLA
Kimberly-Clark
GE
i'm lovin' it™
QUALCOMM
JEBSEN & CO LTD
Morgan Stanley
gsk GlaxoSmithKline
hp invent
Shell
AIR CANADA
Bayer
DUPONT
BOEING
Schneider Electric
Johnson & Johnson

"Top Sino-Foreign MBA Degree Program in China"

BEIJING, Dec. 19, 2003 -- The Boeing Company [NYSE: BA] announced today that it is joining forces with the Civil Aviation Administration of China (CAAC) and Chinese airlines in the sponsorship of more than 200 CAAC and airline personnel in pursuit of a Masters of Business Administration (MBA) degree.

Boeing will cover tuition and textbooks fees. City University, *CIBT School of Business* and Beijing University of Technology will cooperate to deliver this Boeing sponsored MBA program.


BOEING
Forever New Frontiers

“Best Practice in Automotive Education”

IFC, World Bank, Washington, DC


中国职业教育市场研
TVET CONFEREN
2006年5月18日
MAY 18, 2006
IFC 国际金融公


北海国际学院项目当选“世行国际金融公司最佳职业教育实践项目”


Report to the International Finance Corporation
TVET in China
Australian Consultants' Case Studies
Victoria

A report conducted by the IFC World Bank, sponsored by the Chinese Ministries of Finance, Education, Labor & Social Security in 2006

"China's Most Influential Sino MBA Program 2004 & 2007

Executive Weekly Magazine

Rank	Foreign Institutions	Chinese Institution
1	Southwestern University Kellogg School of Management	Hong Kong University of Science and Technology School of Management
2	École Nationale Des Ponts Et Chaussées School of International Management	Tongji University
3	Maastricht School of Management	Nanjing University
4	Fordham University	Beijing University
5	Hong Kong University of Science and Technology	Northwest University
6	Hong Kong Chinese University	Tsinghua University
7	University of British Columbia	Shanghai Jiaotong University
8	University of Maryland / L'Université Paris I Panthéon-Sorbonne	University of International Business and Economics
9	University of Minnesota	Zhongshan University
10	**City University**	**Beijing University of Technology / CIBT School of Business**

"Top 2 Best International Preparation College in China 2008"

www.Sohu.com


搜狐出国
光荣与梦想
搜狐教育年度盛典
国际预科高端访谈
国际预科：盘点2008展望2009
搜狐专家观点：国内留学预科行业现状
嘉宾帅杨
搜狐教育年度盛典：光荣与梦想
国际预科盘点2008展望2009

Source: http://goabroad.sohu.com/s2009/foundation2008/

“Top 5 Sino-Foreign Colleges in China 2008”

www.edu.qq.com


回眸中国
2008教育年度总评榜
2008 榜样力量


评选规则·网友参与奖项设置

A Century of Excellence in Canada

Oldest & largest private college in Canada




SPROTT- SHAW SCHOOL



- Founded by Robert James (RJ) Sprott and William Henry Shaw in 1903
- Opened the first Sprott-Shaw school, called Vancouver Business Institute
- Development plan included four schools in Vancouver, one in Nanaimo and one in Victoria
- In 1913 RJ Sprott and James Beatty opened Sprott-Shaw College in Victoria, which has been in continuous operation since its opening
- The college survived economic recessions, two World Wars and the Great Depression, all making its foundation stronger for today
- Acquired by CIBT Education Group on December 17, 2007

Sprott-Shaw
COMMUNITY COLLEGE
since 1903

A Part of Canadian Culture & History





- Sprott-Shaw designed programs to retrain military personnel after the Second World War
- Programs included Morse Code, Radio Broadcasting and Aviation
- Alumni in the past 100 years included:
  - World renowned Canadian Artist Emily Carr
  - Radio personality Jack Cullen
  - CTV founder Ernie Rose
  - Supreme Court Justice David Tysoe
  - Radio personality Wilf Ray





Sprott-Shaw
COMMUNITY COLLEGE
since 1903

140 programs at over 23 Campuses








Sprott-Shaw
COMMUNITY COLLEGE
since 1903
Over 50 Campuses Worldwide

2010 Winter Olympic Train

- Business & Administrative
- Healthcare
- Construction Trades
- Tourism & Hospitality
- International Business
- ESL, TESOL, TEC
- BBA Degrees in Marketing, Human Resources & Accounting with CGA certification (pending)
- Largest trainer of Practical Nurses in Canada with 96% passing rate 2009

Sprott-Shaw
COMMUNITY COLLEGE
since 1903

KGIC International College

One of Canada's largest language training schools



- Robson Street Campus
- Vancouver Centre Campus
- Canada TESOL Centre
- Surrey Campus
- Toronto Campus
- Toronto Business College
- Victoria Campus
- Halifax Campus

- Established in 1996, became member of CIBT Group in March 2010
- Educated over 40,000 students since 1996
- 8 campuses in Canada, 6 overseas offices & training centers
- Specializes in English training, TESOL and career diploma programs
- Enrolled 5,000+ students per year generated over $16M revenue in 2009
- International students from Asia, Eastern Europe, Middle East and India
- Excellent upgrade path from KGIC language programs to Sprott-Shaw diploma or degree programs

Multi-Pronged Growth Strategy


Acquisition
Export of Sprott-Shaw, KGIC & CIBT Programs to Asia
Expand Agents Global Recruitment Network
Additional Campuses Worldwide
License Exclusive Partners for Emerging Countries
Attract International Students to Study in Canada

Global Education by Video Conferencing


CIBT WEIFANG COMMERCIAL SCHOOL

Focused Expansion to Asia

- 8 Asian countries
- 3 billion people
- 540 million students

✓ China
✓ India
✓ South Korea
✓ Vietnam
✓ Philippines
← Thailand
← Indonesia
← Malaysia



CHINA
South Korea
India
Vietnam
Thailand
Philippines
Malaysia
Indonesia

Enrollment Momentum



CIBT Education Group Student Populations
14000
12000
10000
8000
6000
4000
2000
0
2005
2006
2007
2008
2009
2010 (E)
2005 - 2010 Enrolment Growth of 550%

CIBT China, SSCC & KGIC combined

Projected Revenue by Sector

Revenue $ 8.6 million	Degree Programs offered by CIBT China and SSDC: MBA Bachelor Chinese College Degrees
Revenue $ 43 million	Non-Degree Programs offered by CIBT China and SSCC: Health Care, Hotel & Tourism, College Preparation, MBA Preparation, Automotive Repair and other career enhancement programs
Revenue $ 18 million	Language Programs offered by KGIC & SSILC: English as Second Language TESOL

Group Financial Summary

YOY Q-1 Comparison

In CAD	F2010 Q1	F2009 Q1	% Change
Revenues	11,685,860	10,520,909	11%
Direct Costs	3,840,422	4,158,463	-8%
Net Revenues	7,845,438	6,362,446	23%
Expenses			
G&A	6,650,077	5,728,708	16%
Amortization	322,696	456,932	-29%
Stock-based Compensation	102,106	216,955	-53%
Total	7,074,879	6,402,595	11%
Income before following items	770,559	(40,149)	2019%
Other Income			
Non-cash expense on long-term debt	(13,886)	(11,146)	-25%
Net income before tax provision	668,979	375,279	78%
Non-controlling interest	(227,834)	(117,880)	-93%
Tax provision	(251,019)	(107,730)	-133%
Net income	190,126	149,669	27%
Normalized EBITDA*1	777,727	725,477	7%
Adjusted Cash Flow Earning *2	879,833	942,432	-7%

*1 Earning Before Interest, Tax, Depreciation, Amortization and One time Extraordinary Expenses

*2 Earning Before Interest, Tax, Depreciation, Amortization and Non-Cash Expenses

YTD & 6 Month Trading History



CA:MBA Daily
3/01/10
YTD
0.90
0.85
0.80
0.75
0.70
0.65
Volume
©BigCharts.com
100
50
0
Thousands
4 6 8 12 14 18 20 22 26 28 Feb 3 5 9 11 16 18 22 24 28 Mar



3/01/10
6 Months
0.90
0.85
0.80
0.75
0.70
0.65
0.60
0.55
Volume
©BigCharts.com
400
300
200
100
0
Thousands
Oct Nov Dec 10 Feb

As of March 1st 2010

Thank You

CIBT Education Group Inc.
Tel: 604.871.9909
Email: info@cibt.net
12F, 777 West Broadway
Vancouver, BC, V5Z 4J7

Corporate website: www.cibt.net